UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

PRELIMINARY STATEMENT

This Form 6-K/A amends the Form 6-K furnished by Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”) on September 10, 2018 (Banco Santander (México) Announces the Resolutions of Its Extraordinary General Stockholders’ Meeting) to correct a typographical error.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

table of contents

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ITEM

1.	Details of the Resolutions Approved at the Extraordinary Shareholders’ Meeting of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México held on September 10, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 11, 2018

BANCO SANTANDER (MÉXICO) ANNOUNCES THE RESOLUTIONS OF ITS EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Mexico City, Mexico on September 10, 2018 – Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) announced today that an Extraordinary General Stockholders’ Meeting was held where, among other matters, the stockholders of Banco Santander México approved a limit for the amount of debt the Bank is authorized to issue of up to $6.5 billion U.S. dollars, which limit was authorized by the Board of Directors of the Bank at the session held on April 26, 2018.

Further, the stockholders approved a resolution authorizing the Bank to issue subordinated preferred debt that qualifies as capital complementario (Tier 2 capital) under capitalization rules in Mexico. The debt will be issued in accordance with the requirements of Annex 1-S and other applicable provisions of the General Provisions Applicable to Credit Institutions (las Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), in Article 64 and other applicable provisions and in Article 27 and onward of the Circular 3/2012 of Banco de México and may be issued in Mexico and/or abroad for up to $1.3 billion U.S. dollars or its equivalent in pesos, subject to market conditions and obtaining the corresponding regulatory authorizations.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any offer, solicitation or sale of securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Banco Santander México (NYSE: BSMX BMV: BSMX)

Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2018, Banco Santander México had total assets of Ps.1,379 billion under Mexican Banking GAAP and more than 16.0 million customers. Headquartered in Mexico City, the Company operates 1,376 branches and offices nationwide and has a total of 18,268 employees.

Investor Relations Contact

Héctor Chávez López – Managing Director - IRO

+52-55-52691925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México